                                                                                     Filed by The Royal Bank of Scotland Group plc

                                    This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

                                                                                              Subject Company: ABN AMRO Holding NV

                                                                                                 Commission File Number: 001-14624

                                                                                                               Date: June 22, 2007

On June 22, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

22 June 2007 - ABN AMRO Proposed Offer Update

Fortis, Royal Bank of Scotland and Santander (the "Banks") are announcing today an update on their proposed Offer for ABN AMRO:

1.       The Banks are making good progress on regulatory change of control and anti-trust filings.

2.       The Banks expect to file all the draft documentation relating to the proposed Offer with the AFM and UKLA by early next week, they expect to issue the offer documents and to make a public SEC filing by mid-July 2007. The Offer to ABN AMRO shareholders is expected to commence at this point.

3.       The Extraordinary General Meetings of shareholders of each of the Banks in connection with the transaction are being convened starting next week and all the EGMs will be held by the first half of August 2007.

The Banks remain convinced that their proposed Offer represents superior value for ABN AMRO shareholders and significant benefits for customers and employees.

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Important Information

The AFM is The Netherlands Financial Markets Authority (Autoriteit Financiele
Markten).

The UKLA is the UK Listing Authority.

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In connection with the proposed Offer for ABN AMRO, RBS expects to file with the
U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on
Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials.
INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the
SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets",
"plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/
or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de
Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain